Mail Stop 4561

October 26, 2006

By U.S. Mail and Facsimile to (212) 389-1707

Mr. John D. Liu
Chief Financial Officer
Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022

>   **Re: Greenhill & Co., Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 2, 2006**
>   **File No. 001-32147**

Dear Mr. Liu:

    We have completed our limited review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Kevin W. Vaughn
>   Accounting Branch Chief